Red Metal Resources Ltd.

July 22, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Red Metal Resources Ltd.

Post-Effective Amendment to Form S-1

Filed June 17, 2013

File No. File No. 333-174223

Supplemental Response Letter dated June 14, 2013

Dear Mr. Reynolds:

This letter is in response to your letter dated July 11, 2013 to Red Metal Resources Ltd. (the "Company") regarding the Post-Effective Amendment No. 3 to Form S-1 filed by the Company on June 17, 2013. For your ease of reference, we have repeated the comments included in your letter immediately above each response. In conjunction with this letter, the Company has filed Amendment No. 4 to the Post-Effective Amendment.

Post-Effective Amendment No 1 on Form S-1

1.            In your response to prior comment one from our letter dated June 4, 2013 you indicate that one shareholder sold 33,333 shares of stock on or before July 15, 2011. We note that the initial Form S-1 registered the resale of 9,442,999 shares and that the most recent amendment only covers 2,500,000 shares. With a view to clarifying disclosure on the registration statement cover page, please advise us of the status of the other 6,909,666 shares initially covered by the registration statement. For example, advise us (1) if the offering would terminate after the sale of the 2,500,000 shares and/or (2) you would, pursuant to your undertakings in the initial S-1, file a post-effective amendment to remove unsold shares from registration.

In response to your comment, we have amended the registration statement to include the information you requested. Please see the explanatory note immediately following the cover page of the registration statement.

In responding to your comments, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 22, 2013

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

RED METAL RESOURCES LTD.

By:	/s/ Caitlin Jeffs
Caitlin Jeffs
Chief Executive Officer